Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

February 19, 2008

Portfolio Management Strategies with iPath® ETNs

Risk Management with the iPath® CBOE S&P 500 BuyWrite IndexSM ETN

Most investors tend to focus on the end result of their investments: performance. They may not prepare themselves for the undulations that can occur during their journey; such as understanding and learning to accept their own risk comfort level. Comfort with one’s own style is critical in the development and implementation of a solid investment plan. Naturally, every investment involves some level of risk, but return is one element of investing over which investors have the least control.

Risk may be thought of as the likelihood to achieve a target return – and can be controlled. For example, investors cannot control the timing of market corrections (returns). However, they can avoid putting all their eggs in one basket (risk). The success of any investment plan depends on strategies for controlling and managing risk.

Fortunately, risk management has gotten easier with the iPath® CBOE S&P 500 BuyWrite IndexSM ETN.

The basics of buy-write

A “buy-write” strategy is a risk management technique long used by sophisticated institutional investors. Sometimes referred to as a “covered call,” the strategy entails buying a stock or a basket of stocks and then “writing” or selling call options. Because the strategy involves purchasing the underlying securities or index, the option position is considered “covered”. This technique helps cushion the blow when stocks go down, although the tradeoff is that the upside potential of stock movements is lessened when the index moves above the option’s strike price.

In general, a buy-write strategy can be an effective risk management tool, outperforming the index in neutral or bear markets, while underperforming in bull markets. In other words, it may help to smooth the bumps in the road for investors.

Risk management with the iPath® CBOE S&P 500 BuyWrite IndexSM ETN

The iPath® CBOE S&P 500 BuyWrite IndexSM ETN is the first ETN to offer investors cost-efficient1 exposure to the CBOE S&P 500 BuyWrite IndexSM

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iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

commonly known as the BXM Index. The BXM Index is designed to measure the total rate of return of a hypothetical “buy-write”, or “covered call”, strategy on the S&P 500® Index. This strategy consists of a hypothetical portfolio consisting of a “long” position indexed to the S&P 500® Index (i.e. purchasing the common stocks included in the S&P 500® Index) and the sale of a succession of one-month, at– or slightly out-of-the-money S&P 500® Index call options that are listed on the Chicago Board Options Exchange (“CBOE”).

The iPath® CBOE S&P 500 BuyWrite IndexSM ETN offers:

•	Risk reduction. Reduced volatility compared with the S&P 500® Index

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Ease of use. Investors can implement a buy-write strategy with one trade. It is traded on an exchange, eliminating the need to manually execute and manage a portfolio of stocks, options positions, and cash flow reinvestment.

As an investment professional, you know how important managing risk is. But do your clients? And without a good understanding of the relationship risk plays in the design and management of an overall portfolio, many investors may be uncomfortable sticking to their well laid out investments plans. By not sticking to their plans, they are less likely to achieve their goals. No investment will eliminate risk entirely, but with the iPath® CBOE S&P 500 BuyWrite IndexSM ETN it can be better managed.

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

A “buy-write” strategy consists of a hypothetical portfolio consisting of a “long” position in the components of an underlying index and the sale of a succession of one-month, at- or slightly out-of-the-money call options on the underlying index or its components. An investment in iPath ETNs linked to buy-write strategies limit participation in any appreciation of the underlying indexes above the strike price of the call options sold, but exposure to any decline in the value of the indexes will not be limited. Stock and option prices may change unpredictably, affecting the value of the buy-write strategy and, consequently, the value of your Securities in unforeseeable ways.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and “BuyWrite” and “CBOE” are trademarks of the Chicago Board Options Exchange, Incorporated (“CBOE”). These marks have been licensed for use by Barclays Bank PLC. The Securities are not sponsored, endorsed, sold or promoted by Standard &Poor’s or CBOE and Standard &Poor’s and CBOE make no representation regarding the advisability of investing in the Securities.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE

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